Bank of Cyprus Group

Investor Relations
P.O.Box 24884
1398 Nicosia, Cyprus

Telephone: (+357) 2288 1740
Telefax : (+357) 2233 6258
E-mail : investors@bankofcyprus.com

Direct Banking: 800.00.800, (++357) 2284 8000
Web address: www.bankofcyprus.com

Rule 12g3-2(b) File No.082-34996

31 August 2006

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
U.S.A

SUPPL

Attention: Office of International Corporate Finance

Bank of Cyprus Public Company Limited
Rule 12g3-2(b) File No. 082-34996

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Bank of Cyprus Public Company Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

pp.

Yiannis Kypri
Company Secretary

Enclosures:

Annex A: Description and Copies of Documents Made Public, Publicly Filed or Distributed Since 31 July 2006 and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Annex A

Description of Documents Made Public, Publicly Filed or Distributed Since 31 July 2006

and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Note: All references to Group, Bank of Cyprus, the Bank refer to Bank of Cyprus Public Company Ltd.

I. Press Releases

Day/Mth/Year	Announcement
3 August 2006	Placement of existing Bank of Cyprus shares
4 August 2006	Completion of placement of Bank of Cyprus shares
4 August 2006	Introduction for trading of shares which have resulted from reinvestment of dividends

II. Financial Results

Day/Mth/Year	Announcement
	None

III. Prospectus/ Information Memorandum

Day/Mth/Year	Announcement
	None

IV. Annual Reports

Day/Mth/Year	Announcement
	None

V. Presentations

Day/Mth/Year	Description
	None

VI. Filings with the Registrar of Companies

Day/Mth/Year	Description
7 August 2006	Change of Directors (see announcement dated 27 & 28 July 2006)
21 August 2006	Allotment of Shares

VII. Related Party Transactions

Date (of transaction)	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor (see note 1)	Quantity	Price	Total (see Note 2)
31 JUL 2006	CYPRUS COMPOUND FODDERS CO.LTD	SELL	CSE	3.000	4,1500	12.450,00
1 AUG 2006	CYPRUS COMPOUND FODDERS CO.LTD	SELL	CSE	8.000	4,1625	33.300,00
1 AUG 2006	CHRISTOFIDES CHRISTAKIS	SELL	CSE	20.000	4,1525	83.050,00
2 AUG 2006	CYPRUS COMPOUND FODDERS CO.LTD	SELL	CSE	8.123	4,1727	33.894,84
3 AUG 2006	BANK OF CYPRUS	BUY	ATHEX	8.724.792	7,2400	63.167.494,08
3 AUG 2006	CYPRUS COMPOUND FODDERS CO.LTD	SELL	CSE	5.000	4,1900	20.950,00
3 AUG 2006	C.G CHRISTOFIDES INDUSTRIAL LTD	SELL	CSE	20.000	4,1800	83.600,00
4 AUG 2006	C.G CHRISTOFIDES INDUSTRIAL LTD	SELL	CSE	32.000	4,1678	133.369,60
4 AUG 2006	BANK OF CYPRUS	BUY	ATHEX	3.240.000	7,2400	23.457.600,00
4 AUG 2006	BANK OF CYPRUS	SELL	ATHEX	11.964.792	7,0500	84.351.783,60
4 AUG 2006	ANDREAS ELIADES	EXERCISE OF SHARE OPTIONS	N/A	3.000	3,2600	9.780,00
7 AUG 2006	CYPRUS COMPOUND FODDERS CO.LTD	SELL	CSE	3.000	4,1200	12.360,00
8 AUG 2006	SEVERIS COSTAS AND REL.	DIVIDEND REINVESTMENT	N/A	46.764	3,4900	163.206,36
8 AUG 2006	IOANNOU DEMETRIS AND REL.	DIVIDEND REINVESTMENT	N/A	15.504	3,4900	54.108,96
8 AUG 2006	COMMERCIAL UNION/CITY FINANCE/J.C CHRISTOFIDES	DIVIDEND REINVESTMENT	N/A	35.626	3,4900	124.334,74
8 AUG 2006	EUROLIFE LTD	DIVIDEND REINVESTMENT	N/A	80.142	3,4900	279.695,58
8 AUG 2006	EMPLOYEES PROVIDEND FUND	DIVIDEND REINVESTMENT	N/A	532.942	3,4900	1.859.967,58
8 AUG 2006	THE CHARTERED BANK CYPRUS STAFF PROVIDEND FUND	DIVIDEND REINVESTMENT	N/A	218.668	3,4900	763.151,32

Date (of transaction)	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor (see note 1)	Quantity	Price	Total (see Note 2)
8 AUG 2006	XENOFONTOS AND REL.	DIVIDEND REINVESTMENT	N/A	2.056	3,4900	7.175,44
8 AUG 2006	CHRISTOFIDES CHRISTAKIS AND REL.	DIVIDEND REINVESTMENT	N/A	237	3,4900	827,13
8 AUG 2006	IOANNOU PANTELITSA/MARIOS/ FIVOS	DIVIDEND REINVESTMENT	N/A	176	3,4900	614,24
8 AUG 2006	DJIAKOURIS ANTONIS AND REL.	DIVIDEND REINVESTMENT	N/A	1.410	3,4900	4.920,90
8 AUG 2006	STAVRAKIS CHARILAOS AND REL	DIVIDEND REINVESTMENT	N/A	12.647	3,4900	44.138,03
8 AUG 2006	KYPRI SOTERIS	DIVIDEND REINVESTMENT	N/A	85	3,4900	296,65
8 AUG 2006	HADJIMITSIS CHRISTIS AND ANASTASIA	DIVIDEND REINVESTMENT	N/A	548	3,4900	1.912,52
8 AUG 2006	KARYDAS NICOLAS AND REL.	DIVIDEND REINVESTMENT	N/A	2.404	3,4900	8.389,96
8 AUG 2006	KANARIS PANAYIOTIS AND REL.	DIVIDEND REINVESTMENT	N/A	1.563	3,4900	5.454,87
8 AUG 2006	MOUSKIS CHRISTOS AND REL	DIVIDEND REINVESTMENT	N/A	672	3,4900	2.345,28
8 AUG 2006	MAVROMATIS MANTHOS	DIVIDEND REINVESTMENT	N/A	784	3,4900	2.736,16
8 AUG 2006	CYPRUS COMPOUND FODDERS CO.LTD	SELL	CSE	3.000	4,1400	12.420,00
10 AUG 2006	CYPRUS COMPOUND FODDERS CO.LTD	SELL	CSE	3.000	4,0900	12.270,00
14 AUG 2006	CYPRUS COMPOUND FODDERS CO.LTD	SELL	CSE	5.000	4,1100	20.550,00
22 AUG 2006	CYPRUS COMPOUND FODDERS CO.LTD	SELL	CSE	5.000	4,2100	21.050,00
22 AUG 2006	J.C. CHRISTOFIDES HOLDINGS LTD	SELL	CSE	20.057	4,1955	84.149,14
23 AUG 2006	D.SEVERIS & SONS LTD	SELL	ATHEX	5.000	7,3600	36.800,00
23 AUG 2006	C.SEVERIS	SELL	ATHEX	5.000	7,3700	36.850,00
25 AUG 2006	C&R SEVERIS ESTATES LTD	BUY	CSE	395	4,1800	1.651,10

Note 1:
CSE Cyprus Stock Exchange
ATHEX Athens Stock Exchange

Note 2:
£ Cyprus Pounds
€ Euro

Press Releases

Rule 12g3-2(b) File No.082-34996

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

This communication is directed only at persons outside the United Kingdom and may not be acted upon by persons in the United Kingdom.

This press release is not an offer of securities for sale in the United States or elsewhere. The securities may not be offered or sold in the United States absent registration or an exemption from registration requirements of the Unites States Securities Act of 1933, as amended (the "Securities Act"). The Bank of Cyprus shares have not and will not be registered under the Securities Act.

Bank of Cyprus Group

Announcement

PLACEMENT OF BANK OF CYPRUS EXISTING SHARES

Nicosia, 3 August 2006

Bank of Cyprus Public Company Ltd ("Bank of Cyprus") announces that today, after market close of the Athens Exchange, it has launched a placement of up to 12 million existing Bank of Cyprus shares through an accelerated book-building procedure. The placement agent is J.P. Morgan Securities Ltd.

The shares being placed have been acquired by Bank of Cyprus and represent collateral against legacy non-performing loans of Bank of Cyprus.

The transaction is expected to reduce commensurately Bank of Cyprus' non-performing loans.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1,42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

PLACEMENT OF EXISTING BANK OF CYPRUS SHARES

Nicosia, 4 August 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

This press release is not an offer of securities for sale in the United States or elsewhere. The securities may not be offered or sold in the United States absent registration or an exemption from registration requirements of the Unites States Securities Act of 1933, as amended (the "Securities Act"). The Bank of Cyprus shares have not and will not be registered under the Securities Act.

Further to its announcement with the same subject dated 3 August 2006, Bank of Cyprus Public Company Ltd ("Bank of Cyprus") announces the completion of the placement of 11.964.792 Bank of Cyprus shares, representing 2,18% of its issued share capital. The placement price was €7,05 (C£4,05*) per share and the placement was oversubscribed.

The placement agent was J.P. Morgan Securities Ltd. The placement, which was done by way of an accelerated bookbuilding, attracted strong demand from international institutional investors mainly from the United States of America, United Kingdom and Germany.

The shares which were placed had been acquired by Bank of Cyprus and represent collateral against legacy non-performing loans of Bank of Cyprus.

The transaction is expected to reduce commensurately Bank of Cyprus' non-performing loans.

* Calculated based on the exchange rate of €1= C£0,575.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1,42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

INTRODUCTION FOR TRADING OF NEW SHARES WHICH HAVE RESULTED FROM THE REINVESTMENT OF DIVIDENDS

Nicosia, 4 August 2006

As a result of the reinvestment of dividends paid on 27 June 2006, 3.391.194 new ordinary shares of a nominal value of C£0,50 each were issued by Bank of Cyprus Public Company Ltd (the "Bank"). The shares were issued to the shareholders who participated in the Bank's Dividend Reinvestment Plan at a discount of 10% to the weighted average closing price of the share on the Cyprus Stock Exchange and the Athens Exchange during the first five days after the relevant ex-dividend date. The price at which the shares were issued is C£3,49 (€6,05) per share.

Following the above issue, the Bank's issued share capital comprises 549.534.327 ordinary shares, of a nominal value of C£0,50 each.

On Tuesday, 8 August 2006, the 3.391.194 new ordinary shares of the Bank will be introduced for trading on the Cyprus Stock Exchange and the Athens Exchange.

As of 8 August 2006, the opening price of the Bank's shares on the Athens Exchange will be adjusted according to the Regulation of the Athens Exchange. As of the same date, the new shares will be credited in the Dematerialised Securities System ("DSS") accounts of the beneficiaries who have elected to have their shares registered on the DSS.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1,42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Filings with the Registrar of Companies

Rule 12g3-2(b) File No.082-34996

Δικαιολογητικό

μερ. Αίτησης: 07/08/2006 10:29
ικαιολογητικού: **595026 / 1**

Αρ. ΓΛ302: Α 350784
Ποσό: 5,00
Χαρτόσημα:
Απο Λογαριασμό:
Στις: 07/08/2006 10:29:52

Αιτητής: 53732 130 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ

Παραλήπτης: Άντρη Γεωργίου

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσότητα	Επείγον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Αλλαγή Αξιωματούχων και των στοιχείων τους → Change of Directors. HE4 - Κοινοποίηση αλλαγής Αξιωματούχ. και των στοιχείων τους	149			5,00	
		ΟΛΙΚΟ ΛΚ			5,00	

3 pages

ής £5

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ, ΚΕΦ. 113.

HE4

Αριθμός Εταιρείας
ΗΕ 0165

Κοινοποίηση αλλαγής Αξιωματούχων ή αλλαγής στα στοιχεία τους.
Με βάση το άρθρο 192

Όνομα Εταιρείας ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ

Διορισμοί Αξιωματούχων New Directors

Θέσεις Αξιωματούχου		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.
Επάγγελμα		Διευθυντής σε άλλη Εταιρεία.
Οδός/Λεωφ.		Αρ.
Κτίριο	Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία
Ταχ.Κώδικας		Χώρα
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.
Ημερομηνία Διορισμού		

Θέσεις Αξιωματούχου		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.
Επάγγελμα		Διευθυντής σε άλλη Εταιρεία.
Οδός/Λεωφ.		Αρ.
Κτίριο	Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία
Ταχ.Κώδικας		Χώρα Κύπρος
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.
Ημερομηνία Διορισμού		

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Παραιτήσεις Αξιωματούχων. → Resignation of Directors per announcements 27/28 July 2006

ς Παραίτησης

	Μέλος Διοικητικού Συμβουλίου		
Όνομα	Δημήτρης Demetris	Αρ.Εγγραφής	
Επώνυμο	Πιερίδης Pierides		
Αρ.Ταυτότητας	101496	Αρ. Διαβατηρίου	
Ημερ. Παραίτησης	27/07/2006		

Θέσεις Παραίτησης

	Μέλος Διοικητικού Συμβουλίου		
Όνομα	Γεώργιος George	Αρ.Εγγραφής	
Επώνυμο	Δαυίδ David.		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	C034870
Ημερ. Παραίτησης	28/07/2006		

Θέσεις Παραίτησης

Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Θέσεις Παραίτησης

Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Θέσεις Παραίτησης

Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

έσεις Παραίτησης

Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Θέσεις Παραίτησης

Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Υπογραφή (Γραμματέας) [signature] Ημερομηνία 04/08/2006

265 Σούλλα

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ — ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 21/08/2006 09:15

Αρ. Δικαιολογητικού: **597589 / 1**

Αιτητής: 52063 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΛΙΜΙΤΕΔ

Παραλήπτης: Ιωάννα Νεοφύτου

Αρ. ΓΛ302: Α 353437

Ποσό: 10,00

Χαρτόσημα:

Απο Λογαριασμό:

Στις: 21/08/2006 9:16:06

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσότητα	Επείγον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Παραχώρηση Μετοχών Allotment of Shares (3 pages) HE12 - Έκθεση Παραχώρησης Μετοχών	149			10,00	
		ΟΛΙΚΟ ΛΚ			10,00	

Τέλος(Σύμφωνα με τον Περί Εταιρειών Νόμο. Πληρωτέα τέλη και Δικαιώματα).

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ, ΚΕΦ. 113.

HE12

Αριθμός Εταιρείας
HE 0165

Έκθεση παραχώρησης μετοχών. Allotment of Shares

Με βάση το άρθρο 51(1)

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ
Ημερομηνία Παραχώρησης	-(α) [την ____31/07/2006____] ή (β) [από __________ μέχρι __________]
Αριθμός μετοχών που παραχωρήθηκαν	10.270

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών Number of Shares	10.270	Άσκηση Δικαιωμάτων Επιλογής Αγοράς Μετοχών (Share Options) 2001-2007			
Ονομαστική αξία κάθε μετοχής Nominal Value per share (in cyprus pounds)	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£3,26 (£2,76)				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής	Χρηματικό αντάλλαγμα				

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο) £33.480,20
(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα		Αρ.Εγγραφής
Επώνυμο		
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.
Επάγγελμα		
Οδός/Λεωφ.		Αρ.
Κτίριο		Όροφος Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία
Ταχ.Κώδικας		Χώρα
Τάξη Μετοχών		
Αριθμός Μετοχών		

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα		
Διεύθυνση		
Ταχ. Κώδικας		Τηλέφωνο

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές(συνέχεια).

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

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